SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

October 26, 2004

COMMISSION FILE NUMBER:

01-31380

QUEST CAPITAL CORP.

(Translation of registrant's name into English)

9th Floor, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

PROPRIETARY AND QUEST TERMINATE PREVIOUSLY ANNOUNCED PRIVATE PLACEMENT AND ISSUER BID; PROPRIETARY AND PPI ACQUISITION CORP. ANNOUNCE TAKE-OVER BID

October 22, 2004 – (Calgary, Alberta; Vancouver, British Columbia) Proprietary Industries Inc. (TSX: “PPI”) and Quest Capital Corp. (TSX: “QC”) announced today that Proprietary and Quest have terminated their previously announced Subscription and Support Agreement pursuant to which Quest, or purchasers designated by Quest, were to subscribe on a private placement basis for approximately 14.96 million Proprietary common shares (or approximately 24.9% of the number of issued and outstanding Proprietary common shares on a non-diluted basis) and Proprietary was to make a substantive issuer bid for approximately 40 million of its issued and outstanding shares.

As a result, the Proprietary board of directors has terminated the special meeting of shareholders of Proprietary previously scheduled for November 2, 2004 and has terminated and withdrawn its substantial issuer bid made on September 28, 2004.

Proprietary and PPI Acquisition Corp. also announced that they have also entered into a Support Agreement pursuant to which PPI Acquisition Corp. will make an offer (the “Offer”) to purchase all of the issued and outstanding Proprietary common shares at a price per share of Cdn$0.64 in cash.  This represents a 52.38% premium to the market price of the Proprietary shares on September 9, 2004, immediately prior to the first public announcement of a transaction involving Proprietary.  A copy of the Support Agreement will be available from the Sedar website at www.sedar.com.

PPI Acquisition Corp. is a private company.  Quest is the largest single shareholder of PPI Acquisition Corp. holding approximately 27% of its shares.  No other shareholder of PPI Acquisition Corp. holds more than 10% of its shares.

Holders of approximately 28.7% of the Proprietary common shares have entered into deposit agreements pursuant to which they have irrevocably agreed to tender their shares to the Offer.

The Offer will be subject to customary conditions, including a minimum deposit condition of at least a majority of the Proprietary common shares, including those shares held at the time of expiry of the Offer by PPI Acqusition Corp. and its affiliates and associates.  Proprietary has been advised that PPI Acquisiton Corp. does not intend to pursue a squeeze out transaction or going private transaction following the expiry of the Offer.  The Offer will be made by means of an offer and take-over bid circular to be mailed to Proprietary shareholders.

Each of Dundee Securities Corporation and Canada Capital Limited has provided an opinion to the Special Committee of the Proprietary board of directors that the Offer is fair, from a financial point of view, to shareholders of Proprietary other than PPI Acquisition Corp.

Under the terms of the Support Agreement with PPI Acquisition Corp., Proprietary has agreed not to solicit or negotiate with any other potential bidders.  Proprietary has agreed to reimburse PPI Acquisition Corp. for any reasonable out-of-pocket fees and expenses it incurs in connection with the matters contemplated in this Agreement up to a maximum amount of $450,000.  In addition, PPI Acquisition Corp. will receive a break fee of approximately $0.0167 cents per share under certain circumstances.

The revised offer from Northern Financial Corporation of $0.35 cash and a variable principal amount in Northern debentures of, at the option of Northern, either $0.45 if the debentures are paid for entirely in Northern common shares or $0.28 if the debentures are paid entirely in cash, is open for acceptance until midnight (Toronto time) on November 1, 2004.  Proprietary shareholders who have tendered their shares to the Northern offer must withdraw them by midnight (Toronto time) on November 1, 2004 if they wish to take advantage of the PPI Acquisition Corp. Offer.

The Board of Directors has unanimously determined that the PPI Acquisition Corp. Offer is superior from a financial point of view to the revised Northern offer.  This determination was reached after considering a number of factors and after receiving legal and financial advice, the financial opinions of Dundee Securities Corporation and Capital Canada Limited, and the unanimous recommendation of the Special Committee.  The Board of Directors of Proprietary will be recommending in its directors’ circular in response to the revised Northern offer that shareholders reject the revised Northern offer and not tender their Proprietary shares to such offer.

About Proprietary:

Proprietary is based in Calgary, Alberta and listed on the Toronto and Swiss Stock Exchanges trading under the symbol PPI. Proprietary is a principal merchant bank that owns, manages and deals in a portfolio of financial, natural resource and real estate interests.

FOR FURTHER INFORMATION PLEASE CONTACT:

Mr. Graham Garner, Executive Vice President, Proprietary Industries Inc.

Tel:

(403) 266-6364

Fax:

(403) 266-6365

Suite 227, 200 Barclay Parade SW, Calgary, Alberta, T2P 4R5

Website:

www.proprietaryinc.com

E-Mail:

info@proprietaryinc.com

Forward-looking statements: This document contains statements about expected or anticipated future events and financial results that are forward-looking in nature and, as a result, are subject to certain risks and uncertainties, such as general economic, market and business conditions, the regulatory process and actions, technical issues, new legislation, competitive and general economic factors and conditions, the uncertainties resulting from potential delays or changes in plans, the occurrence of unexpected events, and the Corporation's capability to execute and implement its future plans. Actual results may differ materially from those projected by management. For such statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Legislation Reform Act of 1995.

The Toronto Stock Exchange and the SWX Swiss Exchange have neither approved nor disapproved the information contained herein.

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEST CAPITAL CORP.
(the Registrant)
Date:	October 26, 2004	By:	“Sandra Lee”
Signature Sandra Lee, Corporate Secretary
Name* Title

*Print name and title under the signature of the signing officer

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document Required to be Furnished

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

(i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or

(ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or

(iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (i),(ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to securityholders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d).  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to securityholders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.